UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spouting Rock Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 W. Lancaster Avenue, Suite 250
(No. and Street)

Bryn Mawr (City) PA (State) 19010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blakely Page (610) 788-2128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, #214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Blakely Page _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Spouting Rock Capital Advisors LLC _____ , as of _____ March 31 _____ , 20_ 17 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania

| Notarial Seal |
| MARYANNE O'CONNOR – Notary Public |
| LOWER MERION TWP, MONTGOMERY COUNTY |
| My Commission Expires May 23, 2021 |

_____
Signature
President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPOUTING ROCK CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5

MARCH 31, 2017



DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Spouting Rock Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Spouting Rock Capital Advisors, LLC (a Delaware Limited Liability Company)(the Company) as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Spouting Rock Capital Advisors, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spouting Rock Capital Advisors, LLC as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 19, 2017

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS

Cash	$	275,299
Accounts receivable		12,750
Securities owned, at fair value		447
Member and employee advances		108,250
Property and equipment, net of accumulated depreciation		6,216
Other assets		6,162
TOTAL ASSETS	$	409,124

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	11,900
Due to related party		11,817
Total liabilities	$	23,717
Members' equity		385,407
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	409,124

The accompanying notes are an integral part of these financial statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC

Notes to Financial Statements

March 31, 2017

_____

NOTE 1 - Organization and Nature of Business

Spouting Rock Capital Advisors, LLC (the "LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is engaged in a single line of business as a broker-dealer, which comprises several classes of services, including advisory services, private placement services, and retainer fees. The LLC is located in Pennsylvania and was organized on October 17, 2006 as a Delaware Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses. The LLC is owned 40% by Spouting Rock Financial Partners, LLC ("SRFP") and 60% by an individual managing member.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The LLC maintains cash balances at a financial institution and the balances may exceed the federally insured limits. The LLC believes it is not exposed to any significant credit risk to cash.

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts. There was no bad debt expense for the year ended March 31, 2017.

_____

NOTE 2 – Summary of Significant Accounting Policies (continued)

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the LLC are recorded on a trade date basis.

Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ('FASB ASC 820").

As required by the *Financial Services – Broker and Dealer* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit and loss on the statement of income.

Property and Equipment- Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Computers	5 Years
Software	3 Years
Furniture and Fixtures	5 Years

Long-Lived Assets- As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less than cost to sell. There was no impairment loss noted as of March 31, 2017.

Fair Value of Financial Instruments- As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, accounts receivable, advances, other assets, and accounts payable approximate their fair value because of their short-term maturity.

Advisory Services - Advisory fees are received based on the terms and conditions of the agreement, but recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The LLC does not pay corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The LLC has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for years prior to 2014.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended March 31, 2017 was $220.

NOTE 3 – Member Advance

The LLC advanced a member funds. At March 31, 2017, the member advance was $108,250 and is included in Member and employee advances in the statement of financial condition.

NOTE 4 – Fair Value of Financial Instruments

The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 4 – Fair Value of Financial Instruments (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level l	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LLC has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of March 31, 2017.

U.S. Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the LLC.

NOTE 5 - Lease Commitments

On July 6, 2016, the LLC entered into a non-cancellable operating lease with an initial term through October 31, 2023. Pursuant to an expense sharing agreement with SRFP, SRFP subleases office space at 50% of the total monthly cost. The expense sharing agreement shall automatically renew for 12 months beginning November 1, 2017, unless terminated in accordance with the terms of the agreement. Net rental expense for the year ended March 31, 2017 was $63,317.

The net future minimum payments for the non-cancellable operating lease described above is as follows:

For the year ended March, 31:

2018	$ 51,549
2019	42,018
2020	41,647
2021	42,192
2022	42,737
Thereafter	68,715
Total	$ 288,858

NOTE 6 - Major Customers

During the year ended March 31, 2017, approximately 88% of the LLC's revenue was derived from one customer. At March 31, 2017 100% of accounts receivable is from one customer.

NOTE 7 – Exempt Provisions of Rule 15c3-3

The LLC operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at March 31, 2017.

NOTE 8 - Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2017, the LLC had net capital of $260,952, which was $255,952 in excess of its required net capital of $5,000. The LLC's aggregate indebtedness to net capital ratio was .09 to 1.

NOTE 9 – Related Party

Included in Other income on the statement of income is $21,384 of rent expense reimbursement from SRFP. At March 31, 2017 the LLC owes $11,817 to SRFP for certain expenses as enumerated in the November 1, 2016 Expense Sharing Agreement. The total expenses for the year ended March 31, 2017 under this agreement are $45,083